Exhibit 99.(h)(7)

Amended Schedule to the Administration Agreement

Between

Touchstone Advisors, Inc. and the Trusts

This Amended Schedule, dated January 1, 2015 (the “Amendment”), revises the Administration Agreement, dated February 17, 2006 as amended January 1, 2007 (the “Agreement”), between Touchstone Advisors, Inc. (the “Administrator”) and Touchstone Funds Group Trust, Touchstone Investment Trust, Touchstone Strategic Trust, Touchstone Tax-Free Trust, and Touchstone Variable Series Trust (collectively, the “Trusts”).

Pursuant to the Agreement, the Trusts agree to pay the Administrator compensation for the Administrator’s services. The Trusts agree that the fee schedule below is reasonable compensation for the services rendered. Unless specifically excluded, the fee schedule below applies to each portfolio of the Trusts (each a “Fund” and collectively, the “Funds”). The Trusts shall calculate the fees daily and pay them monthly based on the following annual rates:

Touchstone Administration Fee

All Funds in the Trusts	0.145% for Assets from $0 - $20B 0.11% for Assets from $20B - $30B 0.09% for Assets from $30B - $40B 0.07% for Assets from $40B+

The parties have executed this Amendment to the Agreement as of the date first set forth above.

Touchstone Funds Group Trust Touchstone Investment Trust Touchstone Strategic Trust Touchstone Tax-Free Trust Touchstone Variable Series Trust

By:	/s/ Terrie Wiedenheft

Touchstone Advisors, Inc.

By:	/s/ Terrie Wiedenheft

By:	/s/ Steve Graziano